November 17, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Perry Hindin

Re:	Dawson Geophysical Company

Schedule TO-T

Filed on November 1, 2021 by WB Acquisitions Inc. and Wilks Brothers, LLC

File No. 5-37717

Ladies and Gentlemen:

Set forth below are the responses of Wilks Brothers, LLC (“Parent”) on behalf of itself and WB Acquisitions Inc. (“Merger Sub”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 4, 2021, with respect to Schedule TO-T, File No. 5-37717, filed with the Commission on November 1, 2021 (the “Tender Offer Materials”). Further, Parent and Merger Sub are simultaneously filing an amendment to the Tender Offer Materials (the “Amended Offer Materials”) to address certain of the Staff’s comments as further discussed herein. Capitalized terms used herein and not defined have the meanings given in the Tender Offer Materials.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions in the responses correspond to the Schedule TO-T filed November 1, 2021, unless otherwise specified.

Schedule TO-T filed November 1, 2021

General, page i

1.

We note disclosure indicating that (1) if, after two 65% Threshold Extensions have occurred, the 80% Minimum Condition has not been met, then the Offer will expire unless Merger Sub and Target mutually agree that Merger Sub may accept for purchase Shares tendered in the Offer even though the 80% Minimum Condition has not been satisfied and (2) if Merger Sub accepts for purchase Shares representing less than the 80% Minimum Condition, Merger Sub and Target may also mutually agree to proceed with holding the Target Shareholder Meeting and seeking the Target Shareholder Approval to consummate the Merger. We also note disclosure in the third paragraph on page 15 of the Offer to Purchase regarding Merger Sub’s intentions following a material change. With a view towards revised disclosure, please confirm that Merger Sub views the occurrence of scenario (1) as a material change to the terms of the Offer such that Merger Sub will extend the Offer, disseminate additional tender offer materials regarding such material change and extend the Expiration Date if necessary to ensure that the Offer remains open for a minimum of five business days from the date the material change is first published, sent or given to Shareholders.

RESPONSE: See our response to the Staff’s comment number 2 below.

Securities and Exchange Commission

November 17, 2021

2.

Refer to the preceding comment. Given the materiality of scenario (2) to a Shareholder’s tender decision and with a view towards revised disclosure, please advise us whether such additional tender offer materials will provide Shareholders with any clarity regarding whether Merger Sub and Target have agreed to proceed with holding the Target Shareholder Meeting and seeking the Target Shareholder Approval to consummate the Merger, to the extent such facts are known at the time of Merger Sub’s dissemination of such materials or become known during the period following the dissemination of such announcement and prior to the Expiration Date.

RESPONSE: We acknowledge the Staff’s comments and concur with the Staff’s view that, were Parent and Target to waive the 80% Minimum Condition, such waiver would constitute a material change to the terms of the Offer. In such event, Merger Sub would disseminate additional tender offer materials regarding such material change and extend the Expiration Date by at least five business days to provide Shareholders the opportunity to assess the decision of Parent and Target to waive the 80% Minimum Condition. In addition, such additional tender offer materials would include disclosure regarding Parent’s and Target’s intentions with respect to proceeding with the Target Shareholder Meeting and seeking the Target Shareholder Approval if known at that time. Finally, Parent also concurs with the Staff’s view that further disclosure and a further extension of the Expiration Date would be required if Parent’s and Target’s intentions with respect to proceeding with the Target Shareholder Meeting and seeking the Target Shareholder Approval were to change following the dissemination of such additional tender offer materials and prior to the Expiration Date (as extended).

3.

We note the disclosure on page 27 disclosing that on January 19, 2021, Parent filed a Schedule 13D disclosing ownership of 2.3 million shares (approximately 9.7% ownership). Please advise us as to Parent’s affiliate status with respect to Target. Please refer to the definition of “affiliate” in Exchange Act Rule 13e-3(a)(1) and the definition of “control” in Exchange Act Rule 12b-2.

RESPONSE: Parent has carefully considered the applicability of Rule 13e-3 (“Rule 13e-3”) promulgated under the Securities and Exchange Act of 1934, as amended, to the Offer and Merger (the “Transaction”).

Securities and Exchange Commission

November 17, 2021

Rule 13e-3 defines a “Rule 13e-3 transaction” as, among other things, a purchase of any equity security, or tender offer for any equity security, made by an affiliate of an issuer of securities that has an effect described in Rule 13e-3(a)(3)(ii). For the Transaction to be considered a Rule 13e-3 transaction, an affiliate of Target must be engaged in the Transaction.

Rule 13e-3 defines an “affiliate” of an issuer as a “person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” The element of “control” that is fundamental to the concept of “affiliate” as defined by Rule 13e-3 is dependent upon specific facts and circumstances.

Parent respectfully submits that the facts and circumstances relating to the Transaction clearly demonstrate that Parent is not an affiliate of Target, and therefore, the Transaction is not a Rule 13e-3 transaction.

I. Parent Does Not Control Target

Parent is not an affiliate of Target. Rule 13e-3(a)(1) defines an “affiliate” of an entity as a “person that directly or indirectly…controls, is controlled by or is under common control with” such entity. Further, Note 28 to Exchange Act Release No. 34-17719 states that “[t]he existence of a control relationship… does not turn solely upon the ownership of any specific percentage of securities. Rather, the question is whether there is the ability, directly or indirectly, to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.”

As discussed in further detail below, Parent does not possess, directly or indirectly, the power to direct or cause the direction of Target’s management or policies, whether through the ownership of voting securities, by contract or otherwise, and therefore does not control Target:

•

Parent beneficially owns approximately 9.7% of Target’s outstanding common stock. This percentage ownership is not sufficient to enable Parent, acting alone, to approve any action as a stockholder of Target or to cause Target to take any action. Both federal courts[1] and the Commission have found that holding a similar or even significantly greater ownership stake alone would not cause a person to have the control necessary to become an “affiliate” of Target. In addition, Parent is precluded from acquiring any additional Shares because Target has in place a rights agreement, or poison pill, with American Stock Transfer & Trust Company, LLC, that would be triggered upon a person acquiring 10% or more of Target’s common stock absent Target’s approval. Therefore, Parent does not control Target by virtue of its ownership of Target common stock.

[1]	See, e.g., Woodward & Lothrop, Inc. v. Schnabel, 593 F. Supp. 1385 (D.D.C. 1984) (32% stock ownership did not give rise to an “affiliate” relationship under Rule 13e-3).

Securities and Exchange Commission

November 17, 2021

•

Parent does not have, and has not had, representation on Target’s Board of Directors (the “Board”) and has not appointed any designees to Target’s management, nor has it sought to have any such representation or designees. Therefore, Parent does not control Target by virtue of Board representation.

•

Parent does not have any commercial relationships with Target (other than the agreements ancillary to the execution of the Merger Agreement). Therefore, Parent does not control Target by virtue of commercial relationships.

•

Target conducted a strategic alternatives evaluation process and contacted nine potential buyers as part of that process. The negotiations among Parent and Target were arm’s length, comprehensive and conducted under the exclusive direction and supervision of Target’s Board of Directors. Target’s Board of Directors was advised during this process by a financial advisor that was engaged to evaluate potential strategic options. The oversight by Target’s Board of Directors and the use of the financial advisor by Target to evaluate strategic alternatives and ultimately negotiate the terms of the Transaction with Parent, prevented Parent from exerting control over Target in connection with the negotiation of the Merger Agreement.

•

The terms of the Merger Agreement, prior to the effective time of the Transaction, give the members of Target’s Board flexibility to discharge the fiduciary duties to Target’s unaffiliated stockholders. Prior to the effective time of the merger, Target is generally permitted to conduct its business in the ordinary course. In addition, Target may respond to (i) any alternative acquisition proposal that is, or could reasonably be expected to lead to, a superior proposal or (ii) an intervening event. The Board, subject to compliance with specified procedures, is permitted to change its recommendation to Target’s stockholders if the failure to do so would reasonably be expected to be inconsistent with the Board’s fiduciary duties under Texas law. Subject to specified conditions (including the payment of a customary termination fee), Target may terminate the Merger Agreement with Parent to enter into a definitive agreement for a superior proposal or in response to an intervening event. In light of the foregoing provisions, Parent does not control Target by virtue of the Merger Agreement.

Securities and Exchange Commission

November 17, 2021

II. The Transaction Does Not Implicate The Policy Concerns of Rule 13E-3

Moreover, Parent believes that the Transaction is not the type of transaction that Rule 13e-3 is intended to regulate. The Commission has made clear that Rule 13e-3 does not apply to a merger proposal by an acquirer to a non-affiliated company. As the Commission stated in its Interpretive Release Relating to Going Private Transactions under Rule 13e-3 (Release No. 34 17719 (April 13, 1981)), Rule 13e-3 does not apply to the merger of an issuer with a non-affiliate since such “transactions between the issuer and a non-affiliate are ordinarily the product of arm’s-length negotiations and therefore do not involve the potential for abuse and overreaching associated with the types of transactions intended to be covered by the Rule.”

As noted above and described in greater detail in the “The Solicitation or Recommendation—Background of Offer and Merger” section of Target’s Solicitation / Recommendation Statement on Schedule 14D-9, the Transaction is a product of a strategic alternatives evaluation process and an arms-length negotiation between Target (overseen by its Board of Directors) and Parent. In order to ensure the arm’s-length nature of the negotiations as well as to facilitate an efficient process, Target’s Board of Directors engaged a financial advisor to assist in the negotiation of the terms of the Merger Agreement.

III. Conclusion

Parent believes that Rule 13e-3 does not and should not apply to the Transaction, because Target is not controlled by or under common control with Parent, Target is not an affiliate of Parent and the transaction does not implicate any of the issues that Rule 13e-3 was adopted to address. Accordingly, because the transaction should not be subject to Rule 13e-3, Target, Parent, Merger Sub or any of their affiliates should not be required to be included as a filing person on Schedule 13E-3 in connection with the transaction.

Offer to Purchase

Will the Offer be followed by the Merger if not all of the Shares are tendered in the Offer?, page 7

4.

Disclosure in this Q&A indicates that “[i]f the 65% Threshold is reached, but the 80% Minimum Condition is not met, Parent and Target may mutually agree to amend or waive the 80% Minimum Condition (except for any amendment having the effect of increasing the percentage of Shares required to meet the 80% Minimum Condition above 80%) and close the Offer.” Please revise to clarify and reconcile this disclosure with disclosure elsewhere in the Offer to Purchase regarding the “65% Threshold Extension” indicating that Merger Sub will extend the Offer for up to two successive 10 business day extensions in an effort to reach the 80% Minimum Condition. The aforementioned disclosure in the Q&A would appear to refer to the parties’ actions following expiration of the 65% Threshold Extension as opposed to following the Initial Expiration Date.

RESPONSE: We acknowledge the Staff’s comment and advise the Staff that we have included revised disclosure in the Amended Offer Materials that describes the 65% Threshold Extension.

Securities and Exchange Commission

November 17, 2021

5.

Refer to the third paragraph in this Q&A. If Merger Sub accepts for purchase Shares representing less than the 80% Minimum Condition, with a view towards revised disclosure, please advise why Merger Sub and Target “may” as opposed to “will” agree to proceed with holding the Target Shareholder Meeting and seeking the Target Shareholder Approval to consummate the Merger. For example, describe what considerations will impact whether the parties decide to proceed with the shareholder meeting following consummation of the tender offer.

RESPONSE: We acknowledge the Staff’s comment and advise the Staff that we have included revised disclosure in the Amended Offer Materials that addresses the considerations that would impact Parent’s and Merger Sub’s determination to proceed with the Target Shareholder Meeting and the Target Shareholder Approval.

Offer to Purchase

Until what time can I withdraw tendered Shares?, page 10

6.	Refer to the second sentence of this FAQ. With a view towards revised disclosure, please advise us why Merger Sub might not accept Shares for payment by the Offer End Date.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that upon the terms and subject to the conditions of the Offer, Merger Sub will accept and pay for all Shares tendered prior to the Expiration Date promptly after the Expiration Date, and we have included revised disclosure in the Amended Offer Materials confirming this disclosure to the disclosure in the withdrawal rights discussion.

Introduction, page 12

7.

Disclosure on page 13 indicates that “[i]n certain situations, Target and Parent may mutually agree to amend or waive the 80% Minimum Condition and close the Offer.” Refer to our comment regarding material changes and the requirement that five business days remain in the offer following dissemination of such material change. Please revise to clarify that any such amendment or waiver in the above disclosure will be conducted consistent with such requirement.

RESPONSE: We acknowledge the Staff’s comment and concur with the Staff’s view that, if Merger Sub accepts for purchase Shares representing less than the 80% Minimum Condition, Merger Sub would (a) disseminate additional tender offer materials disclosing its intention to accept for purchase Shares representing less than the 80% Minimum Condition and disclosing its intentions with respect to proceeding with the Target Shareholder Meeting and seeking the Target Shareholder Approval and (b) extend the Expiration Date by at least five business days from the date such additional tender offer materials are disseminated. We have included revised disclosure in the Amended Offer Materials confirming this fact.

Securities and Exchange Commission

November 17, 2021

Terms of the Offer, page 14

8.

Disclosure in the third paragraph on page 14 indicates that “[w]e have agreed in the Merger Agreement that, subject to our right to terminate the Merger Agreement pursuant to its terms, if any of the Offer Conditions are not satisfied or waived at any scheduled Expiration Date, Merger Sub shall extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer or any period otherwise required by the rules and regulations of NASDAQ or applicable law. “ With a view towards disclosure, please describe the circumstances when this Merger Agreement would apply. For example, if the 65% Threshold is not met, please advise us if the parties anticipate that Merger Sub would be able to terminate the offer without delay or instead would only do so after an extension.

RESPONSE: If the 65% Threshold is not been met at the Initial Expiration Date, Merger Sub would not be required to extend the Offer and intends to terminate the Offer at that time. The Tender Offer materials have been modified in the Terms of the Offer section to make such termination event clear.

Withdrawal Rights, page 19

9.

Refer to the top of page 20. Such disclosure suggests that the Depositary may, on behalf of the bidder, retain all shares indefinitely. Please revise to clarify the potential duration that the Depositary may retain the Shares if a tendering Shareholder were to properly request withdrawal. Refer to Merger Sub’s obligations under Exchange Act Rule 14e-1(b).

RESPONSE: We acknowledge the Staff’s comment and concur with the Staff’s view that Rule 14e-1(c) requires that Shares not accepted in the Offer must be returned promptly following termination or withdrawal. The second paragraph of Section 4 (Withdrawal Rights) has been modified to clarify this point.

Offer to Purchase

Conditions of the Offer, page 45

10.	Condition (C) refers to the defined term “Burdensome Condition” but such term is not found in section 16. Please advise or revise.

RESPONSE: We acknowledge the Staff’s comment and have revised condition (C) to incorporate the terms of the defined term “Burdensome Condition.”

11.

We note the statement in the last paragraph on page 47 that “[t]he failure or delay by Parent or Merger Sub at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.” This statement suggests that the offerors may become aware that an offer condition has been triggered or otherwise has become incapable of being satisfied, yet the offer may proceed without the offerors making a disclosure. We remind the offerors that they must amend the offer to disclose material changes, which may include the “triggering” of a material offer condition. To the extent the offerors become aware of any condition being “triggered” that would enable them to terminate the offer or otherwise cancel their obligation to accept tenders, and the offerors elect to proceed with the Offer anyway, we view that decision as being tantamount to a waiver of the condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer and recirculate new disclosure to security holders. Please confirm the parties’ understanding of both points in your response letter.

RESPONSE: We acknowledge the Staff’s comment and confirm our understanding of the Staff’s view that the Offer must be amended to disclose material changes, which may include the “triggering” of a material offer condition.

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Securities and Exchange Commission

November 17, 2021

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Michael S. Telle of Vinson & Elkins L.L.P. at (713) 758-2350.

Very truly yours,

WILKS BROTHERS, LLC

By:	/s/ Dan Wilks
Name:	Dan Wilks
Title:	Manager

Enclosures